EXHIBIT 3.1    AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
               FOR DONNEBROOKE CORPORATION



ARTICLE I
NAME

The name of this CORPORATION is DONNEBROOKE CORPORATION.

ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT

The address of this CORPORATION'S registered office in the State of Delaware is in care of THE CORPORATION TRUST COMPANY, 1209 Orange Street, in the City of Wilmington, and County of New Castle. The name of the registered agent is THE CORPORATION TRUST COMPANY.

ARTICLE III
PURPOSES

The purposes for which this CORPORATION is organized are to conduct any type of business endeavor which is legal pursuant to the laws of the State of Delaware.

ARTICLE IV
SHARES OF STOCK

The total number of shares of stock which this CORPORATION is authorized to issue is fifty million (50,000,000) shares of Common Stock. The par value of each share of Common Stock shall be $0.00001. Each one share of Common Stock issued and outstanding before the effective date of this Amendment shall be and hereby is automatically changed without further action into one-one thousandth (1/1000) of a fully paid and nonassessable share of the CORPORATION'S Common Stock, provided that no fractional shares shall be issued pursuant to such change. The CORPORATION shall issue to each stockholder who would otherwise be entitled to a fractional share as a result of such change one full share of the CORPORATION'S Common Stock.


ARTICLE V
DURATION

The period of duration for this CORPORATION shall be perpetual.

ARTICLE VI
SHAREHOLDERS' MEETINGS

Meetings of shareholders of this CORPORATION may be held within or without the State of Delaware, as provided in the Bylaws.

ARTICLE VII
AMENDMENTS

The CORPORATION reserves the right to amend, alter or change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the Delaware statutes, and all rights conferred upon shareholders are granted subject to this reservation.


                                       6